Exhibit 3.2

Amendment to the

Amended and Restated Bylaws of

Ecoark Holdings, Inc.

The Amended and Restated Bylaws of Ecoark Holdings, Inc., as amended, are hereby amended by adding a new Article VIII to read in its entirety as follows:

“ARTICLE VIII

INAPPLICABILITY OF CERTAIN PROVISIONS

The provisions of NRS 78.378 through NRS 78.3793 of the Nevada Private Corporations Law shall not apply to the corporation.”

Effective June 8, 2022